SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Rights Offering

São Paulo, April 9, 2007 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4) announced today that it will conduct a preemptive rights offering, in which holders of its preferred shares and American Depositary Receipts (ADRs) can subscribe for GOL’s preferred shares and ADRs.

As previously disclosed, when GOL agreed to acquire the capital stock of VRG Linhas Aéreas S.A. (“VRG”, the airline that operates the Varig brand) in March 2007, it agreed to pay a portion of the acquisition price in its preferred shares (representing approximately 3% of its total shares outstanding). According to Brazilian law, the issuance and transfer of preferred shares to the seller of VRG triggers preemptive rights of GOL’s existing shareholders. Although GOL is not obliged under the existing arrangements to extend the preemptive rights to U.S. holders of its preferred shares and ADRs, it has elected to register the rights offering with the Securities and Exchange Commission (SEC), in order to enable U.S. holders to participate in the rights offering.

A registration statement relating to the rights offering in the United States will be filed at the appropriate time with the SEC.

The Board of Directors, in a meeting held on April 9, 2007, approved a capital increase with regard to the rights offering, within the limit of GOL’s authorized capital, which details are listed below:

1. Total Amount of the Issuance: R$518,099,923.00 allocated to the Company’s capital.

2. Issued Shares: 8,519,979 preferred shares, including preferred shares in form of ADRs.

3. Issuance and Subscription Price: R$60.81 per share.

4. Term for the Exercise of the Pre-emptive Rights by U.S. Shareholders: commencing on or about April 23, 2007, and ending on May 21, 2007.

5. Proportion of the Subscription Right: The holders of preferred shares may subscribe preferred shares of the capital increase proportionally to their participation in the Company’s capital on April 9, 2007 (record date). The holders of ADR’s may subscribe ADRs in the capital increase proportionally to their participation in the Company’s capital on April 19, 2007 (record date). The preemptive rights to acquire ADRs are not transferable.

6. Non-subscribed shares and ADRs: any remaining preferred shares or ADRs will be allocated proportionally among the shareholders and ADR holders who have indicated their intention to subscribe remaining preferred shares (including preferred shares in form of ADRs) at the moment of the subscription. If not all preemptive rights for the subscription of preferred shares and ADRs are exercised after one reoffering round, the Board of Directors may reduce the size of the rights offering. After the announcement of any such decrease in the size of the offering, holders of the Company’s preferred shares in Brazil will have the opportunity to reconsider their intention to further subscribe for additional preferred shares. This opportunity will not be granted to U.S. persons (as defined in Regulation S promulgated under the Securities Act) and other holders of our preferred shares and ADSs in the United States.

7. Dividends: the preferred shares and ADRs issued shall have the right to receive dividends and interests over the Company’s capital since the date of their issuance.

The preferred shares, the ADRs and the preemptive rights have not been registered under the Securities Act and may not be offered or sold (a) in the United States absent registration or an applicable exemption from registration under the Securities Act, or (b) in any other jurisdiction in which such offer or sale is prohibited. This press release shall not constitute an offer to sell nor the solicitation of an offer to buy the preferred shares, the ADRs or the preemptive rights.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations
Ph: (5511) 3169 6800
E-mail: ri@golnaweb.com.br
Site: www.voegol.com.br/ir

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 09, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.